51 E. Hines Hill Road | Boston Heights, Ohio 44236 440.439.7700 | arhaus.com May 21, 2025 VIA EDGAR Patrick Kuhn Theresa Brillant Division of Corporation Finance, Office of Trade & Services Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010 Re: Arhaus, Inc. Form 10-K for Fiscal Year Ended December 31, 2024 File No. 001-41009 Dear Mr. Kuhn and Ms. Brillant: On behalf of Arhaus, Inc. (the “Company”), this letter responds to your letter, dated May 12, 2025 (the “Comment Letter”), regarding the above-referenced filing. The comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission is set forth below, followed by the response. For ease of reference, the heading and numbered paragraph below corresponds to the heading and numbered comment in the Comment Letter. The response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff from the Comment Letter appearing in bold type. Form 10-K for Fiscal Year Ended December 31, 2024 Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of the Years Ended December 31, 2024 and December 31, 2023, page 51 1. We note the 1.3% increase [sic] in net revenue reflects a decrease in comparable growth and an increase from newly opened showrooms. To the extent possible, please discuss and quantify each material factor causing the change, including changes that offset one another. Refer to Item 303 of Regulation S-K. Response: We acknowledge the Staff’s comment and, beginning with our Form 10-Q for the quarter ending June 30, 2025 and in future filings, we will include additional disclosure further describing and quantifying material contributors and offsetting factors to changes in net revenue in the Results of Operations Section of our

51 E. Hines Hill Road | Boston Heights, Ohio 44236 440.439.7700 | arhaus.com Management’s Discussion and Analysis to the extent possible. For illustrative purposes, we have included the below sample revised disclosure for net revenue with respect to the Form 10-K for our Fiscal Year Ended December 31, 2024. Net revenue decreased $16.6 million, or 1.3%, to $1,271.1 million in 2024 compared to $1,287.7 million in 2023. The decrease was driven primarily by the non-recurrence of prior year abnormal backlog deliveries of $75 million, partially offset by $58.4 million of revenue growth primarily related to new Showrooms opened in 2024 and the full year impact of Showrooms opened in 2023. If you require additional information or have any questions about this letter, please call me at (440) 439-7700 ext. 3379. Very truly yours, /s/ Christian Sedor Christian Sedor Chief Accounting Officer